UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated October 10, 2014 entitled “Nortel Inversora S.A. Announces the payment of cash dividends”

2.

English translation of letter to the Comisión Nacional de Valores (“CNV” or National Securities Commission) dated October 10, 2014 regarding Deduction and Distribution of the “Voluntary Reserve for the Future Distribution of Dividends”

Item 1

Nortel Inversora S.A. Announces the payment of cash dividends

BUENOS AIRES, Argentina, Oct. 10, 2014 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) (“Nortel” or the “Company”) (NTL) holding company of Telecom Argentina S.A., announces that during its meeting held today, the Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends”, pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012, April 26, 2013 and April 29, 2014. The Board has resolved to deduct and distribute as cash dividends an amount of AR$ 217 million. Payment of such dividends will begin on October 23, 2014, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a) to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 106,241,494.38, which amounts to AR$ 72.25076210 for each Class B preferred share, representing 722.5076210% of its par value (AR$10), and AR$ 3.612538105 per ADR; and

b) to the shares of common stock, an aggregate dividend of AR$ 110,758,505.62, which amounts to AR$ 20.77864806 for each share of common stock, representing 207.7864806% of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

For stockholders, Record Date is October 22, 2014 and Payment Date is as from October 23, 2014.

For holders of American Depositary Receipts (ADRs), the Record Date is also October 22, 2014 and Payment Date is as from October 23, 2014. For such holders, payment will be made through JPMorgan Chase Bank N.A., Depositary under the ADRs program.

If applicable, Nortel will withhold 10% of the cash dividend as Income Tax pursuant to Section 90, last paragraph, of Law 20,628, as amended, incorporated by Law 26,893.

With respect to Class B preferred shares and holders of ADRs, taking into account the time needed to determine which shareholders owe such tax, payment of the dividends to those shareholders will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

CONTACT: Maria Blanco Salgado, Officer in Charge of Market Relations, 54-11-4968-3631

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, October 10th, 2014

Mr. President of the

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

S.                     /                    D.

Re: Deduction and Distribution of the

“Voluntary Reserve for the Future Distribution of Dividends”

As Officer in Charge of Market Relations of NORTEL INVERSORA S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Nortel Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” (the “Reserve”) created by resolutions of the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012, which was increased by resolutions of the Annual and Extraordinary General Stockholders’ Meetings of Nortel held on April 26, 2013 and April 29, 2014 (the “Stockholders Meetings”).

As of today, the Reserve amounted to AR$ 5,748,392,871. From such aggregate amount the Board resolved to deduct and distribute as cash dividends an amount of AR$ 217 million, as a result of which the above mentioned Reserve has been reduced to AR$ 5,531,392,871.

In addition, the Company’s Board resolved that the cash dividends be made available to the shareholders as of October 23, 2014, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 106,241,494.38, which amounts to AR$ 72.25076210 for each Class B preferred share, 722.5076210 % of its par value (AR$10), and AR$ 3.612538105 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 110,758,505.62, which amounts to AR$ 20.77864806 for each share of common stock, representing 207.7864806 % of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board resolved the deduction from the Reserve and the distribution of dividends pursuant to the power granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted from the Reserve and subsequently distributed to the shareholders.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 10, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations